Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 6, 2019

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 33-172080 and 811-22525

Dear Ms. Fettig:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on April 29, 2019, regarding the review of the most recent annual report (the “Report”) and other filings for the TorrayResolute Small/Mid Cap Growth Fund (the “Fund”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
TorrayResolute Small/Mid Cap Growth Fund	12/31/2018	3/7/2019

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

1.
The Staff noted that the Form N-CEN filed on March 11, 2019 for the Fund included incorrect responses for certain items. For example, the response to Item B.7 indicated that the Trust is not the issuer of a class of securities issued under the Securities Act of 1933, as amended, the response to Item C.1 indicated that this was not the Fund’s first filing on Form N-CEN and Item C.4 indicated that the Fund seeks to operate as a non-diversified company as defined in the Investment Company Act of 1940.  Please file an amended Form N-CEN with respect to the Fund to correct any incorrect disclosure.

The Trust undertakes to file an amended Form N-CEN to correct any incorrect disclosure in the Fund’s Form N-CEN that was filed on March 11, 2019.

2.
The Staff notes that the disclosure related to the Fund’s operating expenses limitation agreement between the Report and the Fund’s prospectus is not consistent. Please ensure that the disclosure regarding the operating expenses limitation agreement is consistent.

The Trust undertakes to review the disclosure regarding the operating expenses limitation agreement and ensure it is consistent between the Fund’s prospectus and future annual reports on Form N-CSR.

*     *     *     *     *     *

We trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP